Exhibit 99.1

ABN 53 075 582 740

BIONOMICS LIMITED

ASX half-year information –

31 December 2022

Lodged with the ASX under Listing Rule 4.2A

BIONOMICS LIMITED

Half-year ended 31 December 2022

(Previous corresponding period: Half-year ended 31 December 2021)

Results for announcement to the market

				$
Cash and cash equivalents at 31 December 2022 from 30 June 2022	decreased by	$2,866,495 (8.5%)	to	30,698,362

Net operating cash outflows for the period	decreased by	$3,830,223 (29.8%)	to	9,008,936

Net investing cash inflows for the period	decreased by	$423,215 (68.9%)	to	191,100

Net financing cash inflows for the period	decreased by	$18,620,454 (75.8%)	to	5,954,412

Loss for the half-year before income tax from continuing operations	increased by	$3,163,329 (24.1%)	to	16,311,890

Loss for the half-year after tax	increased by	$3,154,226 (24.2%)	to	16,207,967

Explanation of cash and cash equivalents position as of 31 December 2022

Closing cash and cash equivalents are in line with expectations, with net funds raised through share issues used to continue to progress the BNC210 development and pay the operating expenditure.

Explanation of operating outflows

Net cash outflows from operating activities decreased during the period due to receiving research and development incentives for the years ended 30 June 2021, and 2022, during the half-year that ended 31 December 2022, as the Company lodged the claim for the year ended 30 June 2021, during June 2022 and the claim for the year ended 30 June 2022, during September 2022, offset by an increase in payments to suppliers and employees, due to increased activities.

Explanation of net investment inflows

Net cash inflows from investing activities decreased during the period due to a decrease in proceeds from other financial assets (term deposits) and the sale of plant and equipment offset by an increase in interest received.

Explanation of net financing inflows

Net cash inflows from financing activities decreased during the period as a result of a decrease in net proceeds from share issues received offset by a decrease in principal element of lease repayments.

Explanation of net loss from ordinary activities after tax

The increase in half-year loss principally reflects an increase in research and development expenses, and compliance expenses, offset by an increase in realised and unrealised foreign exchange gain and a decrease in administrative expenses.

Dividends/distributions

Bionomics Limited does not propose to pay any dividends for the half-year ended 31 December 2022.

NTA Backing

Half-year
	31 December 2022	31 December 2021
Net tangible asset backing per ordinary share	2.02 cents	2.90 cents

ABN 53 075 582 740

ASX ANNOUNCEMENT

23 February 2023

BIONOMICS’ HALF-YEAR REPORT

Adelaide, Australia: Bionomics Limited (ASX: BNO, NASDAQ: BNOX), today announced its FY2023 report for the half-year ended 31 December 2022. This period represented a transformational time for Bionomics in which the Company made great strides on multiple fronts, including progress on advancing the pipeline, raising capital, and implementing strategic corporate initiatives designed to create long-term shareholder value.

The Company recently completed its Phase 2 PREVAIL Study to evaluate BNC210 for the acute treatment of Social Anxiety Disorder (SAD). The PREVAIL Study, initiated in January 2022, was a randomised, double-blind, placebo-controlled, multi-center Phase 2 clinical trial with a single dose treatment conducted at 15 sites in the US and recruited approximately 150 patients with SAD. The PREVAIL Study completed recruitment, and topline data were reported on 19 December 2022. The Company announced that while the primary endpoint, as measured by the change from baseline to the average of the Subjective Units of Distress Scale (SUDS) scores during a 5-minute Public Speaking Challenge was not met in the BNC210-treated patients when compared to placebo, the findings did indicate a consistent trend toward improvements across primary and secondary endpoints and a favourable safety and tolerability profile consistent with previously reported results. The Company is continuing its analysis of the PREVAIL dataset and is assessing the next steps for the development of BNC210 in SAD.

The Company continues to progress evaluation of BNC210 in patients with Post-Traumatic Stress Disorder (PTSD) in a randomised, double-blind, placebo-controlled, multi-center Phase 2b clinical trial with a 12-week treatment period recruiting approximately 200 patients. The ATTUNE study has been ongoing in the US, and new sites were recently opened for recruitment in the United Kingdom. The independent Safety Review Committee meets approximately every three months to monitor participant safety and to date, no safety concerns precluding continuation of the trial have been reported; topline results are expected in mid-2023.

Bionomics also continued to see progress in its partnership with Merck & Co (known as MSD outside the United States and Canada) to develop α7 receptor positive allosteric modulators (PAMs) targeting cognitive impairment in Alzheimer’s disease with two compounds undergoing Phase 1 safety and biomarker clinical trials.

While the internal focus and current research and development spending are restricted to CNS programs, Bionomics continues limited activities to maximise the value of its legacy oncology programs through divestment and/or out-licensing both BNC101 and BNC105. Of the non-core legacy oncology assets, the development program established under the exclusive license agreement of BNC101 to Carina Biotech continued to advance and is projected by Carina to move into the clinic in 1H2023. There is also a Memorandum of Understanding that the Company entered into in February 2021 with EmpathBio for exploring a potential combination of BNC210 and EMP-01 (an MDMA derivative) for the treatment of PTSD.

In November 2022, the Company issued 614,026 American Depositary Shares (“ADS”) in the United States at a price of US$7.80 per ADS, raising gross proceeds of US$5,000,000 ($7,419,235). The offering price of US$7.80 per ADS ($0.0641 per ordinary share) represented a 1.63% discount to the 15-day volume weighted average price. Each ADS represents 180 fully paid Bionomic ordinary shares and resulted in 115,384,680 fully paid shares being issued. The net proceeds raised were $5,806,168.

In December 2022, the Company announced a critical milestone for the leadership team with the appointment of Dr. Spyridon "Spyros" Papapetropoulos starting in January 2023 as Bionomics' President, Chief Executive Officer, and Director. In conjunction with this development, it was announced that Dr. Errol De Souza, who had been serving as Bionomics' Executive Chairman since November 2018, would be stepping back from the role and, in 1 January 2023 resumed the role of Non-Executive Chairman of the Board of Directors.

The Company's cash balance as of 31 December 2022 was $30,698,362 (30 June 2022: $35,564,857).

FOR FURTHER INFORMATION, PLEASE CONTACT:

Bionomics Limited	Bionomics Limited
Adrian Hinton	Ms Suzanne Irwin
Acting Chief Financial Officer	Company Secretary
+61 8 8150 7400	+61 8 8150 7400
ahinton@bionomics.com.au	CoSec@bionomics.com.au

About Bionomics Limited

Bionomics (ASX:BNO, NASDAQ:BNOX) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co, Inc (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains “forward-looking” statements within the meaning of the U.S. federal securities laws. Any statements contained in this announcement that relate to prospective events or developments, including, without limitation, statements related to the Offering are deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “expects,” “projects,” “forecasts,” “will” and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this ASX announcement.

ABN 53 075 582 740

BIONOMICS LIMITED

Half-Year Report – 31 December 2022

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2022.

BIONOMICS LIMITED

Directors’ Report

Directors present their report on the consolidated entity (the Group) consisting of Bionomics Limited (the Company) and the entities it controlled at the end of, or during, the half-year that ended 31 December 2022. To comply with the provisions of the Corporations Act 2001, the Directors report as follows:

Directors

The names of the Directors of the Company during or since the end of the half-year:

•
Dr. Errol De Souza, Executive Chairman
•
Mr. Alan Fisher, Non-Executive Director
•
Mr. David Wilson, Non-Executive Director
•
Dr. Jane Ryan, Non-Executive Director
•
Mr. Aaron Weaver, Non-Executive Director
•
Dr. Miles Davies, Non-Executive Director
•
Dr. Spyridon Papapetropoulos, President and Chief Executive Officer

With the appointment of Dr. Spyridon Papapetropoulos on 5 January 2023, as President, Chief Executive Officer and Director, Dr. Errol De Souza resumed the role of non-Executive Chairman from 1 January 2023, previously being the Executive Chairman.

Principal Activities

The group's principal activities during the period include developing novel drug candidates focused on treating central nervous system disorders (CNS).

Dividends

The Directors do not propose any recommendation for dividends for the current financial year.

REVIEW OF OPERATING RESULTS

Cash during the half-year to 31 December 2022, decreased by $2,866,495 to $30,698,362 at 31 December 2022, from $33,564,857 at 30 June 2022. The decrease is due to net decrease in cash from activities during the half-year ended 31 December 2022 of $2,863,424 and a foreign exchange loss from the effects of exchange rate changes on the balance of cash held in foreign currencies at 31 December 2022 of $3,071. The net decrease in cash from activities is due to the following:

•
net cash used in operating activities of $9,008,936, due to payments to suppliers and employees of $15,713,558 and payments for finance costs of $15,139, offset by the receipt of research & development tax incentive of $6,719,761.

Offset by

•
net cash inflows from investing activities of $191,100 due to interest income received; and
•
cash inflows from financing activities of $5,954,411, due to net proceeds from share issues of $6,033,489 offset by principal element of lease payments of $79,077.

The operating loss after tax for the half-year ended 31 December 2022 increased to $16,207,967, compared to $13,053,471 for the half-year ended 31 December 2021, primarily as a result of:

•
Other income for the half-year increased by $148,062 to $325,054, compared to $176,992 for the previous half-year. The increase is primarily due to an increase in interest income, offset by a decrease in the Australian Government research and development tax incentive income.
•
Other gains and (losses) for the half-year increased by $1,081,167 to a net gain of $414,442, compared to a net loss of $666,725 for the previous half-year. The increase is primarily due to favorable movement in foreign exchange rates over the half-year ended 31 December 2022 resulting in a net realised and unrealised foreign currency gain.
•
Research and development expenses for the half-year increased by $3,804,879 to $10,760,153, compared to $6,955,274 for the previous half-year, as a result of the ATTUNE Phase 2b PTSD and PREVAIL Phase 2a clinical trials. For the current half-year, there have been two clinical trials compared to one during the previous half-year.
•
Administrative expenses for the half-year decreased by $555,728 to $4,081,012, compared to $4,636,740 for the previous half-year, primarily due to:
o
a decrease in once-off expenses in the half-year. For the current period, there are none, whereas in the previous period, there were:
▪
fees paid to external consultants for the Contingent Value Rights (CVR) transaction that did not proceed; and
▪
Initial public offering (IPO) audit costs that are not permitted to be recorded in issued capital and must be expensed.
o
A decrease in the share-based payment expense from amortisation of share options over their vesting period; and
o
a decrease in staff and consultant expenses.

Offset by:

o
an increase in Executive Chairman's consulting fees due to the transitional payout and bonus payable as a result of the appointment of the new CEO;
o
a new expense relating to obtaining assistance with the preparation of our 20F (legal and DFIN (program used to do the 20F)) for lodgment with the SEC in the United States as a result of listing on NASDAQ;
o
an increase in staff recruitment expenses; and
o
an increase in investor fees.
•
Compliance expenses increased by $1,209,902 to $2,083,933 compared to $874,031 for the previous half-year, primarily due to an increase in D&O insurance (as a result of listing on NASDAQ).

REVIEW OF OPERATIONS

Bionomics is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious CNS disorders with high unmet medical need.

Ion Channel Expertise to Drive Growth

Ion channels serve as important mediators of physiological function in the CNS, and the modulation of ion channels influences neurotransmission that leads to downstream signaling in the brain. The a7 nicotinic acetylcholine (ACh) receptor (a7 receptor) is an ion channel that plays an essential role in driving emotional responses and cognitive performance. Utilising our ion channel and chemistry platforms, coupled with our allosteric modulation approach, we are developing orally active small molecule negative allosteric modulators (NAMs) and positive allosteric modulators (PAMs) of the a7 receptor to treat stress- and anxiety-related and cognitive disorders, respectively.

BNC210 Pipeline Expansion and Continued Advancement

Bionomics is advancing its lead product candidate, BNC210, an oral, proprietary selective NAM of the a7 receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD).

The Company recently completed its Phase 2 PREVAIL Study to evaluate BNC210 for the acute treatment of SAD. The PREVAIL Study, initiated in January 2022, was a randomised, double-blind, placebo-controlled, multi-center Phase 2 clinical trial with a single dose treatment conducted at 15 sites in the US and recruited approximately 150 patients with SAD. The PREVAIL Study completed recruitment, and topline data were reported on 19 December 2022. The Company announced that while the primary endpoint, as measured by the change from baseline to the average of the Subjective Units of Distress Scale (SUDS) scores during a 5-minute Public Speaking Challenge was not met in the BNC210-treated patients when compared to placebo, the findings did indicate a consistent trend toward improvements across primary and secondary endpoints and a favourable safety and tolerability profile consistent with previously reported results. The Company is continuing its analysis of the PREVAIL dataset and is assessing the next steps for the development of BNC210 in SAD.

The Company continues to progress the evaluation of BNC210 in patients with Post-Traumatic Stress Disorder (PTSD) in a randomised, double-blind, placebo-controlled, multi-center Phase 2b clinical trial with a 12-week treatment period recruiting approximately 200 patients. The ATTUNE study has been ongoing in the US, and new sites were recently opened for recruitment in the United Kingdom. The independent Safety Review Committee meets approximately every three months to monitor participant safety with no safety concerns reported precluding continuation of the trial, and topline results are expected in mid-2023.

The Company’s expertise and approach have been validated through its strategic partnership with MSD (known as Merck in the United States and Canada) for our a7 receptor PAM program, which targets a receptor that has garnered significant attention for treating cognitive deficits. This partnership enables Bionomics to maximise the value of its ion channel and chemistry platforms and develop transformative medicines for patients suffering from cognitive disorders such as Alzheimer’s disease.

Novel Approach in Large Market Opportunity with Significant Unmet Need

There remains a significant unmet medical need for the over 22 million patients in the United States alone suffering from SAD and PTSD. Current pharmacological treatments include certain antidepressants and benzodiazepines, and there have been no new FDA-approved therapies in these indications in nearly two decades. These existing treatments have multiple shortcomings, such as a slow onset of action of antidepressants and significant side effects of both classes of drugs. BNC210 has been observed in clinical trials to have a fast onset of action and has demonstrated anti-anxiety and antidepressant effects but without many of the limiting side effects observed with the current standards of care for SAD and PTSD.

Strong Ongoing Collaboration with MSD

Bionomics’ collaboration with MSD for therapeutic candidates for the treatment of cognitive dysfunction in Alzheimer’s disease and other conditions continues to progress through clinical development.

In June 2014, the Company entered into a research collaboration and license agreement with MSD to develop a7 receptor PAMs targeting cognitive impairment in conditions such as Alzheimer’s disease, Parkinson’s disease, schizophrenia, and attention deficit hyperactivity disorder (ADHD). Under the 2014 agreement, MSD is funding all research and development activities, including clinical development and worldwide commercialisation of any products developed from the collaboration. The Company received an upfront payment of US$20 million at the inception of the collaboration and another US$10 million in February 2017 when the first compound from the collaboration entered into

Phase 1 clinical trials and may receive up to an additional US$465 million in development and commercialisation milestone payments in addition to royalties from sales of the product(s) which range from mid-single digit to low double digit royalties.

The MSD collaboration currently includes two candidates in early-stage Phase 1 safety and biomarker clinical trials for treating cognitive impairment. The first compound has completed Phase 1 safety clinical trials in healthy subjects, and there are ongoing plans for further biomarker studies. In 2020, a second molecule that showed an improved potency profile in preclinical animal models was advanced by MSD under this collaboration into Phase 1 clinical trials.

Leveraging the Value of Legacy Oncology Assets

Bionomics continued limited activities to maximise the value of our legacy oncology programs BNC101 and BNC105 through external funding of clinical development and divestment/out-licensing.

The Company entered into an exclusive agreement to license its BNC101 oncology drug candidate to Carina Biotech (Carina) for the development of Chimeric Antigen Receptor T cell (CAR-T) therapy, which harnesses the body's immune system to fight cancer. BNC101 is a first-in-class humanised monoclonal antibody to LGR5, which is overexpressed in cancer stem cells within solid tumors, including colorectal, breast, pancreatic, ovarian, lung, liver, and gastric cancers and has the potential to guide CAR-T therapeutic development. Under the worldwide exclusive License Agreement, Carina will fund all research and development activities. Bionomics is eligible to receive up to $118 million in clinical and development milestones plus royalty payments if Carina fully develops and markets the new therapy. In the event that Carina sub-licenses the CAR-T treatment, Bionomics is eligible to share in the sub-licensing revenues in early clinical development and receive a substantial double-digit portion of the revenues in the later stages of clinical development. On 24 January 2023, Carina announced that it had received an FDA “Safe to Proceed” Letter for a Phase 1/2a clinical trial of BNC101 CAR-T therapy for the treatment of advanced colorectal cancer and plans to commence patient enrollment during the first half of 2023.

Financing Activities

In November 2022 the Company filed a Form F-1 Registration Statement containing a Prospectus for an Offering of American Depositary Shares ("ADS") in the United States with the Security and Exchange Commission. The Company subsequently issued 614,026 ADS in the United States at a price of US$7.80 per ADS, raising gross proceeds of US$5,000,000 ($7,418,235). The offering price of US$7.80 per ADS ($0.0641 per ordinary share) represented a 1.63% discount to the volume weighted average price for the 15 days ending on 16 November 2022 on which trades of the Company's shares were recorded on the ASX. Each ADS represents 180 fully paid Bionomic ordinary shares and resulted in 115,384,680 fully paid shares being issued. The net proceeds raised were $5,806,168.

The net proceeds of the Offering, along with the existing cash and cash equivalents, are primarily being used to advance BNC210 through to the completion of the ongoing Phase 2b ATTUNE clinical trial, evaluating the next steps for the development of BNC210 in SAD, and for working capital and other research and development and general corporate purposes. Management continues to evaluate our capital requirements based on assumed activities and forecast expenditures.

Subsequent Events

Details about subsequent events are disclosed in Note 11 to the Half-year Report auditor’s independence declaration

A copy of the auditor's independence declaration, as required under section 307C of the Corporations Act 2001, is set out on page 11.

Signed in accordance with a resolution of the directors made pursuant to section 306(3) of the Corporations Act 2001.

On behalf of the directors

Spyridon “Spyros” Papapetropoulos

President, Chief Executive Officer and Director

Dated at Adelaide this 23 February 2023

Ernst & Young 121 King William Street Adelaide SA 5000 Australia GPO Box 1271 Adelaide SA 5001	Tel: +61 8 8417 1600 Fax: +61 8 8417 1775 ey.com/au

Auditor’s independence declaration to the directors of Bionomics Limited

As lead auditor for the review of the half‑year financial report of Bionomics Limited for the half‑year ended 31 December 2022, I declare to the best of my knowledge and belief, there have been:

a.
No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review;
b.
No contraventions of any applicable code of professional conduct in relation to the review; and
c.
No non-audit services provided that contravene any applicable code of professional conduct in relation to the review.

This declaration is in respect of Bionomics Limited and the entities it controlled during the financial period.

Ernst & Young

Nigel Stevenson

Partner

23 February 2023

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

BIONOMICS LIMITED

Consolidated Statement of Profit or Loss and Other Comprehensive Income

for the half-year ended 31 December 2022

		Half-year ended
	Note	31 Dec 2022	31 Dec 2021
		$	$

Continuing operations
Other income	2	325,054	176,992
Other gains and (losses)	2	414,442	(666,725)

Expenses
Research and development expenses		(10,760,153)	(6,955,274)
Administration expenses		(4,081,012)	(4,636,740)
Occupancy expenses		(111,149)	(166,798)
Compliance expenses		(2,083,933)	(874,031)
Finance expenses	3	(15,139)	(25,985)
(Loss) before tax		(16,311,890	(13,148,561)

Income tax benefit		103,923	95,090

(Loss) for the period		(16,207,967)	(13,053,471)

Other comprehensive income, net of income tax
Items that may be reclassified subsequently to profit or loss:
Gain on exchange differences from translating foreign operations		199,913	394,914

Total comprehensive (loss) for the period		(16,008,054)	(12,658,557)

(Loss) per share from continuing operations:	Cents	Cents

Basic (loss) per share	(1.2)	(1.3)
Diluted (loss) per share	(1.2)	(1.3)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED

Consolidated Statement of Financial Position

as at 31 December 2022

	Note	31 Dec 2022 $	30 June 2022 $
CURRENT ASSETS

Cash and cash equivalents		30,698,362	33,564,857
Trade and other receivables		38,033	64,360
Research and development incentives receivable		132,784	6,719,761
Prepayments		2,280,703	1,461,268
TOTAL CURRENT ASSETS		33,149,882	41,810,246

NON-CURRENT ASSETS

Property, plant and equipment		4,482	5,172
Right-of-use assets		583,908	669,358
Goodwill		12,954,792	12,868,122
Other intangible assets		9,495,342	9,838,274
Other financial assets		119,000	119,000
TOTAL NON-CURRENT ASSETS		23,157,524	23,499,926

TOTAL ASSETS		56,307,406	65,310,172

CURRENT LIABILITIES

Trade and other payables		3,091,265	2,786,280
Lease liabilities		165,860	160,040
Provisions		404,566	409,320
TOTAL CURRENT LIABILITIES		3,661,691	3,355,640

NON-CURRENT LIABILITIES

Lease liabilities		448,686	533,5833
Provisions		16,419	10,460
Deferred tax liabilities		1,722,695	1,798,625
Contingent consideration	10	2,738,517	2,699,010
TOTAL NON-CURRENT LIABILITIES		4,926,317	5,041,678

TOTAL LIABILITIES		8,588,008	8,397,318

NET ASSETS		47,719,398	56,912,854

EQUITY

Issued capital	4	223,501,927	217,695,759
Reserves		13,446,246	12,523,598
Accumulated losses		(189,228,775)	(173,306,503)
Total equity		47,719,398	56,912,854

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED

Consolidated Statement of Changes in Equity

for the half-year ended 31 December 2022

	Issued Capital	Foreign currency translation reserve	Share- based payments reserve	Accumulated losses	Total
	$	$	$	$	$
Balance 1 July 2021	190,190,147	5,119,200	6,328,691	(154,040,501)	47,597,537
Loss for the period	-	-	-	(13,053,471)	(13,053,471)
Gain on exchange differences from translating foreign operations	-	394,914	-	-	394,914
Total comprehensive income for the period	-	394,914	-	(13,053,471)	(12,658,557)
Issue of shares on exercise of options and warrants	834,960	-	(327,760)	-	507,200
Share placement as result of US IPO	28,159,542	-	-	-	28,159,542
Cost associated with share issue	(4,939,110)	-	-	-	(4,939,110)
Recognition of share-based payments	-	-	1,615,270	-	1,615,270
Transfer of lapsed share options	-	-	(2,397,831)	2,397,831	-
Balance at 31 December 2021	214,245,539	5,514,114	5,218,370	(164,696,141)	60,281,882

Balance at 1 July 2022	217,695,759	6,186,333	6,337,264	(173,306,503)	56,912,853
Loss for the period	-	-	-	(16,207,967)	(16,207,967)
Gain on exchange differences from translating foreign operations	-	199,913	-	-	199,913
Total comprehensive income for the period	-	199,913	-	(16,207,967)	(16,008,054)
Share placement as result of US F-1	7,419,235	-	-	-	7,419,235
Cost associated with share issues	(1,613,067)	-	-	-	(1,613,067)
Recognition of share-based payments	-	-	1,008,431	-	1,008,431
Transfer of lapsed share options and warrants	-	-	(285,695)	285,695	-
Balance at 31 December 2022	223,501,927	6,386,246	7,060,000	(189,228,775)	47,719,398

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED

Consolidated Statement of Cash Flows

for the half-year ended 31 December 2022

		Half-year ended
		31 Dec 2022	31 Dec 2021
	Note	$	$

Cash flows from operating activities
Research and development incentives received		6,719,761	-
Receipts from customers		-	7,341
Payments to suppliers and employees		(15,713,558)	(12,820,515)
Finance costs paid		(15,139)	(25,985)

Net cash (used in) operating activities		(9,008,936)	(12,839,159)

Cash flows from investing activities Interest received		191,100	3,584
Proceeds from other financial assets (term deposits)		-	435,640
Payments for purchases of plant and equipment		-	-
Proceeds from sale of plant and equipment		-	175,091

Net cash generated by investing activities		191,100	614,315

Cash flows from financing activities
Proceeds from share issues		7,419,235	28,666,742
Payments for share issue costs		(1,385,746)	(3,992,974)
Principal elements of lease payments		(79,077)	(98,902)

Net cash generated by financing activities		5,954,412	24,574,866

Net (decrease)/increase in cash and cash equivalents		(2,863,424)	12,350,022

Cash and cash equivalents at the beginning of the half-year		33,564,857	28,499,449
Effects of exchange rate changes on the balance of cash held in foreign currencies		(3,071)	(497,887)
Cash and cash equivalents at the end of the half-year	9	30,698,362	40,351,584

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED

Notes to the Consolidated Financial Statements

for the half-year ended 31 December 2022

NOTE 1: Summary of significant accounting policies

(a)
Statement of Compliance

The half-year financial report is a general-purpose financial report prepared in accordance with the Corporations Act 2001 and AASB 134 ‘Interim Financial Reporting’. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’. The half-year report does not include notes of the type normally included in an annual financial report and should be read in conjunction with the most recent annual financial report.

(b)
Basis of Preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for the contingent consideration liability which is measured at fair value at the end of each reporting period (Note 10). Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars, unless otherwise noted.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the Company’s annual financial report for the financial year ended 30 June 2022 except for the impact of the Standards and Interpretations described below. These accounting policies are consistent with Australian Accounting Standards (AAS) and with International Financial Reporting Standards (IFRS).

(c)
New Accounting Standards and Interpretations

The Group has adopted all the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for an accounting period that begins on or after 1 July 2022. The adoption of all new and revised Standards and Interpretations has not resulted in any significant changes to the Group’s accounting policies and has no material effect on the amounts reported for the current or prior half-years.

NOTE 2: other income and other gains and losses

Half-year ended
31 Dec 2022	31 Dec 2021

Other income from continuing operations	$	$
Rent	-	6,674
Interest income	192,270	951
Government Research and Development Incentives (i)	132,784	169,367
	325,054	176,992

(i)
The Government Research and Development Incentives relate to a cash refund provided by the Australian Government for 43.5% (31 December 2021: 43.5%) of eligible research and development expenditures by Australian entities having a tax loss and less than $20 million in revenue and is received after the 30 June 2022 tax return is lodged with the Australian Tax Office.

	Half-year ended
	31 Dec 2022	31 Dec 2021
Other gains and (losses) from continuing operations	$	$
Net (loss) arising on changes in fair value of contingent consideration (Note 10)	(39,507)	(54,324)
Net realised and unrealised foreign currency gain/(loss)	453,949	(610,575)
(Loss) on disposal of plant and equipment	-	(1,826)

BIONOMICS LIMITED

Notes to the Consolidated Financial Statements

for the half-year ended 31 December 2022

414,442	(666,725)

NOTE 3: Finance Expense

	Half-year ended
	31 Dec 2022	31 Dec 2021
	$	$
Interest expense on lease liabilities	11,335	14,179
Bank fees	3,804	11,806
	15,139	25,985

NOTE 4: Equity Securities Issued

	Half-year		Half-year
	31 Dec 2022	31 Dec 2021	31 Dec 2022	31 Dec 2021
	Number of shares	Number of shares	$	$
Ordinary shares
Balance at the beginning of the half-year	1,353,350,744	1,007,596,744	217,695,759	190,190,147
Issue of shares on exercise of share options and warrants	-	10,000,000	-	507,200
Transfer from share-based payments reserve	-	-	-	327,760
US IPO share placement	-	291,960,000		28,159,542
Issue of shares US F-1	115,384,680	-	7,419,235
Costs associated with share issues	-	-	(1,613,067)	(4,939,110)
Total Issued Capital	1,468,735,424	1,309,556,744	223,501,927	214,245,539

NOTE 5: share options and Warrants

During the half-year ended 31 December 2022, no share options or warrants were exercised.

On 15 July 2022, the Company issued 7,700,000 share options to subscribe for 7,700,000 shares at $0.0543 per share, including 7,500,000 share options that were issued to key management personnel (KMP). 25% of the Options vest at the end of 12 months following the Offer Date (8 July 2022), and 75% vest in 12 substantially equal installments on the last day of each calendar quarter over the 3-year period following the end of the initial 12 months following the Offer Date. The share options expire on the date that is 5 years following each vesting date.

Details of share options that were issued to the KMPs are set out below:

KMP	Number
Mr Adrian Hinton	2,000,000
Mr Connor Bernstein	3,500,000
Ms Liz Doolin	2,000,000
Total	7,500,000

BIONOMICS LIMITED

Notes to the Consolidated Financial Statements

for the half-year ended 31 December 2022

Details of the issue are set out below:

Grant date	Vesting date	Expiry date	Exercise price	Number	Fair value of issue
15-Jul-22	8-Jul-23	8-Jul-28	$0.0543	1,925,000	$0.041
15-Jul-22	31-Oct-23	31-Oct-28	$0.0543	481,250	$0.042
15-Jul-22	31-Jan-24	31-Jan-29	$0.0543	481,250	$0.043
15-Jul-22	30-Apr-24	30-Apr-29	$0.0543	481,250	$0.043
15-Jul-22	31-Jul-24	31-Jul-29	$0.0543	481,250	$0.044
15-Jul-22	31-Oct-24	31-Oct-29	$0.0543	481,250	$0.044
15-Jul-22	31-Jan-25	31-Jan-30	$0.0543	481,250	$0.045
15-Jul-22	30-Apr-25	30-Apr-30	$0.0543	481,250	$0.045
15-Jul-22	31-Jul-25	31-Jul-30	$0.0543	481,250	$0.046
15-Jul-22	31-Oct-25	31-Oct-30	$0.0543	481,250	$0.046
15-Jul-22	31-Jan-26	31-Jan-31	$0.0543	481,250	$0.046
15-Jul-22	30-Apr-26	30-Apr-31	$0.0543	481,250	$0.047
15-Jul-22	31-Jul 26	31-Jul 31	$0.0543	481,250	$0.047
				7,700,000

A Black-Scholes model was used to obtain the fair value of the above share options. Inputs used are summarised below:

Share price at date of granting	$0.058
Exercise price	$0.0543
Bionomics share volatility	80.13%
Risk free interest rate	3.196%

During the half-year ended 31 December 2022, 1,067,050 share options lapsed, details are set out below:

Number of share options	Exercise price
200,000	$0.23495
100,000	$0.28665
105,000	$0.29125
5,000	$0.35565
368,050	$0.41365
15,000	$0.40775
5,000	$0.43115
50,000	$0.48385
100,000	$0.51255
15,000	$0.57505
104,000	$0.69605
1,067,050

BIONOMICS LIMITED

Notes to the Consolidated Financial Statements

for the half-year ended 31 December 2022

During the half-year ended 31 December 2022, no warrants lapsed.

NOTE 6: Change in Accounting Estimates

There have been no material changes in the basis of accounting estimates since the last annual reporting date.

NOTE 7: Contingencies and Commitments

There has been no change in contingent liabilities and commitments since the last annual reporting date.

NOTE 8: Key Management Personnel

As a result of Dr Spyridon Papapetropoulos commencing employment as President and Chief Executive Officer on 5 January 2023 (see Note 11(a) for details), Dr De Souza resumed the role as Non-executive Chairman from 1 January 2023. As per the agreement with Dr De Souza a transitional payment of US$351,376 and bonus payment of US$332,325 became payable. As at 31 December 2022 these amounts have been accrued and are included in “Trade and other payables” in the Consolidated Statement of Financial Position.

Details of share options that were issued to KMPs on 15 July 2022 are set out in Note 5.

There have been no other changes to remuneration arrangements of key management personnel from what was disclosed in the 2022 annual financial report.

NOTE 9: CASH FLOW INFORMATION

Cash and cash equivalents at the end of the reporting period as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statement of financial position as follows:

	Half-year ended
	31 Dec 2022	31 Dec 2021
	$	$
Cash and cash equivalent	30,698,362	40,351,584

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The Group has no financial assets that are measured at fair value and the only financial liability that is measured at fair value is Contingent Consideration. The following table gives information about how the fair value of this financial liability is determined:

	Fair Value as at
Financial Liabilities	31 December 2022 $	30 June 2022 $	Fair value hierarchy	Valuation technique	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Contingent consideration	2,738,517	2,699,010	Level 3	Discounted cash flow	Discount rate of 25% (pre-tax)	The higher the discount rate,

BIONOMICS LIMITED

Notes to the Consolidated Financial Statements

for the half-year ended 31 December 2022

applied to milestone and royalty projections, probability adjusted revenue projections.	the lower the value. The higher the possible revenue, the higher value.

The carrying value of all other financial assets and liabilities approximate their fair value.

Contingent Consideration

During the year ended 30 June 2013, the Company acquired Eclipse Therapeutics, Inc (Eclipse) into its wholly owned subsidiary Bionomics, Inc. Part of the consideration are potential cash earn-outs to Eclipse security holders based on achieving late stage development success or partnering outcomes of the Eclipse asset that was acquired. This liability is recorded at fair value; information about the calculation of the fair value is set out above. Due to changes in the projected inputs, being the timing and quantum of expected cash outflow at 31 December 2022 the liability has increased by $39,507 from the 30 June 2022 balance.

Reconciliation of Level 3 Fair Value Measurements

	Half-year ended
	Contingent consideration
	31 Dec 2022	31 Dec 2021
	$	$
Opening balance	2,699,010	1,762,656
Total (gain)/loss:
recognised under “other gains or (losses)” in the Statement of Profit or Loss and Other Comprehensive Income	39,507	54,324
Closing balance	2,738,517	1,816,980

NOTE 11: SUBSEQUENT EVENTS

a)
On 5 January 2023, Dr Spyridon Papapetropoulos commenced employment as President and Chief Executive Officer, details of the employment contract are set out below:
•
Fixed Remuneration of US$525,000 per year base salary, plus reimbursement for the cost of procuring health benefits in the United States for an amount equal to US$2,500 per month.
•
Signing on bonus of US$50,000.
•
A short-term incentive/bonus potential of 50% of base salary, upon meeting the applicable performance criteria established by the Remuneration Committee of the Board, against agreed financial, strategic and operational targets.
o
A long-term incentive of 27,067,015 share options. See (c) below for details.
o
For termination for cause or voluntary resignation without good reason, pay earned but unpaid base salary and annual bonus.
o
For termination without cause or resignation for good reason:
•
Severance pay of 1 times base salary plus a 1 time target bonus potential to be paid in equal instalments over the following 12-month period, and
•
any outstanding equity compensation awards will fully and immediately vest.
b)
Shareholders at the General Meeting held on 21 February 2023 approved the issue of 10,000,000 share options to Dr De Souza (Non-executive Chairman) as part of his

BIONOMICS LIMITED

Notes to the Consolidated Financial Statements

for the half-year ended 31 December 2022

renumeration as Executive Chairman to 31 December 2022 to subscribe for 10,000,000 shares at $0.052 per share. The options will be issued at a nil issue price. Upon exercise and payment of the exercise price, each option will convert into one fully paid ordinary share in the Company and rank equally with other fully paid ordinary shares in the Company on issue. Additionally, at the discretion of the Board, American Depositary Shares ("ADSs") in an amount equal to the number of shares which otherwise would be distributed pursuant to the exercise of the options, may be distributed in lieu of shares. If the number of shares represented by an ADS is other than on a one-to-one basis, the options will be adjusted to reflect the distribution of ADS’s in lieu of shares.

The options will vest subject to Dr De Souza remaining a Director of the Company at the time of satisfaction of the vesting conditions set out below, or, in the case of Dr De Souza:

•
not being nominated or recommended by the Board for re-election as a Director; or
•
not being re-elected to the Board,

and if the relevant options vest within 24 months of Dr De Souza ceasing to be a Director.

The vesting conditions are:

•
5,000,000 options – to vest when (1) the volume weighted average trading price of the shares on ASX over the prior 20 days on which sales of shares were recorded on the ASX exceeds $0.0964 per share; or (2) the volume weighted average price of ADSs on NASDAQ over the prior 20 days on which sales of ADSs were recorded on NASDAQ exceeds US$12.35 per ADS, and in each case for (1) and (2) provided the relevant calculation period ends on or before 30 June 2024.
•
1,666,666 options – to vest on achievement of successful data readout for Phase 2 trial for BNC210 in SAD as reasonably determined by the Board in its sole discretion.
•
1,666,666 options – to vest on achievement of successful data readout for Phase 2 trial for BNC210 in PTSD as reasonably determined by the Board in its sole discretion.
•
1,666,666 options – to vest if the Company appoints a Chief Executive Officer on or before 31 December 2022.

The exercise period for the options will commence on the date of vesting of the respective tranches of options, and end on the date that is five years following each vesting date. Any unvested options will expire immediately upon Dr De Souza ceasing to be an employee or Non-executive Director of the Company. Expiration will result in immediate forfeiture of all unexercised Options.

As at the date of this report the options have not been issued and will be issued within one month of shareholder approval.

c) Shareholders at the General Meeting held on 21 February 2023 approved the issue of

27,067,015 share options to Dr Spyridon Papapetropoulos (President, Chief Executive Officer and a Director) to subscribe for 27,067,015 shares at $0.0321 per share. The options will be issued at a nil issue price. Upon exercise and payment of the exercise price, each Option will convert into one fully paid ordinary share in the Company and rank equally with other fully paid ordinary shares in the Company on issue. Additionally, at the discretion of the Board, ADSs in an amount equal to the number of shares which otherwise would be distributed pursuant to the exercise of the options may be distributed in lieu of shares. If the number of shares represented by an ADS is other than on a one-to-one basis, the options will be adjusted to reflect the distribution of ADS’s in lieu of shares.

BIONOMICS LIMITED

Notes to the Consolidated Financial Statements

for the half-year ended 31 December 2022

The options will vest 25% on the first anniversary of the grant date for the options, with the balance vesting on a quarterly basis over a 3-year period commencing from that date, in each case, subject to continued service with the Company through each applicable vesting date or accelerated vesting in the event of involuntary termination.

The exercise period for the options will commence on the date of vesting of the respective tranches of options, and end on the date that is five years following each vesting date.

As at the date of this report the share options have not been issued and will be issued within one month of shareholder approval.

NOTE 12: Segment Information

The Group operates in one segment being “drug development” in Australia. This is the basis on which its internal reports are reviewed and used by the Board of Directors (the “chief operating decision maker”) in monitoring, assessing performance and in determining the allocation of resources.

The results, assets and liabilities from this segment are equivalent to the consolidated financial statements.

NOTE 13: IMPACT OF COVID-19

The Board and Management have considered the impact of COVID-19 on the Company’s operations and financial performance. Overall, operations for the half-year ended 31 December 2022 have not been materially affected by the COVID-19 pandemic.

The Phase 2b ATTUNE PTSD clinical trial started during July 2021 and is ongoing. The Phase 2 PREVAIL SAD clinical trial started during January 2022 and top line data readout was in December 2022, as was expected. To date Bionomics has not been notified by the Contract Research Organisation (who are managing the trials) of any material issues arising from COVID-19. However, there may be disruptions caused by the COVID-19 pandemic that may result in increased costs and delays in completing clinical trials. The Company is working closely with its clinical partners and has taken the necessary steps to allow for adjustments, where possible, in the clinical trial protocols should they be required due to restrictions that may be imposed during the COVID-19 pandemic.

The Company cannot predict the scope and severity of any further disruptions as a result of COVID-19 or its impact on the business. Unforeseen disruptions to the business or any of the third parties we use, including the collaborators, contract organisations, manufacturers, suppliers, clinical trial sites, and regulators, could materially and negatively impact our ability to conduct business in the manner and on the timelines presently planned. The extent to which COVID-19 pandemic may continue to impact the business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Currently, the Company is unable to determine the extent of the impact of the pandemic on the clinical trials, operations and financial performance going forward. These

BIONOMICS LIMITED

Notes to the Consolidated Financial Statements

for the half-year ended 31 December 2022

developments are highly uncertain and unpredictable and may materially adversely affect the Company’s future operating results and financial position.

BIONOMICS LIMITED

Directors’ Declaration

In accordance with a resolution of the Directors of Bionomics Limited, I state that:

In the opinion of the Directors:

(a)
the interim financial statements and notes of the Company and its subsidiaries (collectively the Group) are in accordance with the Corporations Act 2001, including:

i.
giving a true and fair view of the Group’s financial position as at 31 December 2022 and of its performance for the half-year ended on that date; and

ii.
complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b)
there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable

On behalf of the Directors

Spyridon “Spyros” Papapetropoulos
President, Chief Executive Officer and Director

Adelaide, 23 February 2023

Ernst & Young 121 King William Street Adelaide SA 5000 Australia GPO Box 1271 Adelaide SA 5001	Tel: +61 8 8417 1600 Fax: +61 8 8417 1775 ey.com/au

Independent auditor’s review report to the members of Bionomics Limited

Report on the half‑year financial report

Conclusion

We have reviewed the accompanying half‑year financial report of Bionomics Limited (the Company) and its subsidiaries (collectively the Group), which comprises the consolidated statement of financial position as at 31 December 2022, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half‑year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration.

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the half‑year financial report of the Group is not in accordance with the Corporations Act 2001, including:

a.
Giving a true and fair view of the consolidated financial position of the Group as at 31 December 2022 and of its consolidated financial performance for the half‑year ended on that date; and
b.
Complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Directors’ responsibilities for the half‑year financial report

The directors of the Company are responsible for the preparation of the half‑year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half‑year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation including giving a true and fair view of the Group’s financial position as at 31 December 2022 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half‑year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Ernst & Young

Nigel Stevenson

Partner

Adelaide

23 February 2023